Exhibit 21.1

Subsidiaries of AGY Holding Corp.

Name	State or other jurisdiction of incorporation

AGY Aiken LLC	Delaware

AGY Huntington LLC	Delaware

AGY Europe SARL	France

AGY Cayman LLC	Cayman Islands

AGY Hong Kong Ltd.	Hong Kong

AGY Shanghai Technology Co., Ltd.	People’s Republic of China